SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. )1

                        VALOR COMMUNICATIONS GROUP, INC.

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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                  9020255 10 6
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                                 (CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.          Ropes & Gray LLP
320 Park Avenue, Suite 2500                       45 Rockefeller Plaza
New York, NY 10022                                New York, NY 10111
Attn: Jonathan M. Rather                          Attn: William H. Hewitt
Tel: (212) 893-9500                               Tel: (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2005
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             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.  [   ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9020255 10 6                                        Page 2 of 11 Pages

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1)   Name of Reporting Persons                             Welsh, Carson,
     S.S. or I.R.S. Identification                         Anderson & Stowe
     No. of Above Persons                                   IX,  L.P.
     EIN No.:

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2)   Check the Appropriate Box                             (a) [ X ]
     if a Member of a Group*                               (b) [   ]

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3)   SEC Use Only

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4)   Source of Fund                                        -0-

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5)   Check Box If Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(3)                                     [  ]

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6)   Citizenship or Place of Organization                  Delaware

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Number of                 5)     Sole Voting
Shares Beneficially              Power                     10,422,599 shares
Owned by Each
Reporting Person
With:
                          -----------------------------------------------------
                          6)     Shared Voting
                                 Power                     -0-
                          -----------------------------------------------------
                          7)     Sole Dispositive
                                 Power                     10,422,599 shares
                          -----------------------------------------------------
                          8)     Shared Dispositive
                                 Power                     -0-
                          -----------------------------------------------------

9)   Aggregate Amount Beneficially                         10,422,599 shares
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (11)                                    14.7%
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12)  Type of Reporting
     Person                                                PN

CUSIP No. 9020255 10 6                                        Page 3 of 11 Pages

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1)   Name of Reporting Persons                             Welsh, Carson,
     S.S. or I.R.S. Identification                         Anderson & Stowe
     No. of Above Persons                                   VIII,  L.P.
     EIN No.:

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2)   Check the Appropriate Box                             (a) [ X ]
     if a Member of a Group*                               (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

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4)   Source of Fund                                        -0-

--------------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(3)                                     [  ]

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6)   Citizenship or Place of Organization                  Delaware

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Number of                 5)     Sole Voting
Shares Beneficially              Power                     10,368,552 shares
Owned by Each
Reporting Person
With:
                          -----------------------------------------------------
                          6)     Shared Voting
                                 Power                     -0-
                          -----------------------------------------------------
                          7)     Sole Dispositive
                                 Power                     10,368,552 shares
                          -----------------------------------------------------
                          8)     Shared Dispositive
                                 Power                     -0-
                          -----------------------------------------------------

9)   Aggregate Amount Beneficially                         10,368,552 shares
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (11)                                    14.6%
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                PN

CUSIP No. 9020255 10 6                                        Page 4 of 11 Pages

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1)   Name of Reporting Persons                             WCAS Capital
     S.S. or I.R.S. Identification                         Partners III, L.P.
     No. of Above Persons
     EIN No.:

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2)   Check the Appropriate Box                             (a) [ X ]
     if a Member of a Group*                               (b) [   ]

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3)   SEC Use Only

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4)   Source of Fund                                        -0-

--------------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(3)                                     [  ]

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6)   Citizenship or Place of Organization                  Delaware

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Number of                 5)     Sole Voting
Shares Beneficially              Power                     1,380,897 shares
Owned by Each
Reporting Person
With:
                          -----------------------------------------------------
                          6)     Shared Voting
                                 Power                     -0-
                          -----------------------------------------------------
                          7)     Sole Dispositive
                                 Power                     1,380,897 shares
                          -----------------------------------------------------
                          8)     Shared Dispositive
                                 Power                     -0-
                          -----------------------------------------------------

9)   Aggregate Amount Beneficially                         1,380,897 shares
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (11)                                    2.0%
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12)  Type of Reporting
     Person                                                PN

CUSIP No. 9020255 10 6                                        Page 5 of 11 Pages

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1)   Name of Reporting Persons                             WCAS Management
     S.S. or I.R.S. Identification                         Corporation
     No. of Above Persons
     EIN No.:

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2)   Check the Appropriate Box                             (a) [ X ]
     if a Member of a Group*                               (b) [   ]

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3)   SEC Use Only

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4)   Source of Fund                                        -0-

--------------------------------------------------------------------------------
5)   Check Box If Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(3)                                     [  ]

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6)   Citizenship or Place of Organization                  Delaware

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Number of                 5)     Sole Voting
Shares Beneficially              Power                     845 shares
Owned by Each
Reporting Person
With:
                          -----------------------------------------------------
                          6)     Shared Voting
                                 Power                     -0-
                          -----------------------------------------------------
                          7)     Sole Dispositive
                                 Power                     845 shares
                          -----------------------------------------------------
                          8)     Shared Dispositive
                                 Power                     -0-
                          -----------------------------------------------------

9)   Aggregate Amount Beneficially                         845 shares
     Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by
     Amount in Row (11)                                    Less than 0.1%
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                CO

CUSIP No. 9020255 10 6                                        Page 6 of 11 Pages

                                  SCHEDULE 13D

Item 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the "Common Stock") of Valor Communications Group, Inc. a Delaware corporation ("Valor" or the "Issuer"). Valor's principal executive office is located at 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062.

Item 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), WCAS Capital Partners III, L.P., a Delaware limited partnership ("CP III"), and WCAS Management Corporation, a Delaware corporation ("WCAS") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the "Joint Filing Agreement") is attached hereto as Exhibit A.

          In addition, by virtue of the Securityholders' Agreement described in
Item 6 below, the Reporting Persons (together with certain related entities and individuals, the "WCAS Investors") may be deemed to be a group with Vestar Capital Partners III, L.P., Vestar Capital Partners IV, L.P. and Vestar/Valor LLC (collectively, the "Vestar Investors"). While the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by any other person, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person. The Reporting Persons do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Issuer provided by any other person.

(b)-(c) The principal business of each of the Reporting Persons is that of a private investment limited partnership or company. The sole general partner of WCAS IX is WCAS IX Associates, LLC, a Delaware limited liability company ("IX Associates"). The principal business of IX Associates is that of acting as the general partner of WCAS IX. The sole general partner of WCAS VIII is WCAS VIII Associates, LLC, a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. The sole general partner of CP III is WCAS CP III Associates, LLC, a Delaware limited liability company ("CP III Associates"). The principal business of CP III Associates is that of acting as the general partner of CP III.

          Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, Jr. and Jonathan M. Rather are the managing members of IX Associates.

          Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews and Jonathan M. Rather are the managing members of VIII Associates and CP III Associates.

          Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney and Robert A. Minicucci are the controlling stockholders of WCAS.

          Anthony J. deNicola and Sanjay Swani are also directors of the Issuer.

          The principal address of each of the entities and individuals named in this Item 2 is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

CUSIP No. 9020255 10 6                                        Page 7 of 11 Pages


(d)-(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 (other than D. Scott Mackesy) is a citizen of the United States. D. Scott Mackesy is a citizen of Canada.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Common Stock beneficially owned by the Reporting Persons was acquired on February 14, 2005 in connection with the reorganization of Valor Telecommunications, LLC ("VTC") and Valor Telecommunications Southwest, LLC ("VTS") pursuant to a Contribution Agreement dated February 14, 2005 by and among Valor and the WCAS Investors (the "Contribution Agreement"). Pursuant to the Contribution Agreement and other substantially similar contribution agreements by and among Vestar and other equity holders of VTC and VTS, the equity holders of VTS and VTC, including the WCAS Investors, received in the aggregate 39,598,103 shares of Common Stock in exchange for the contribution of all equity interests in VTC and VTS. The foregoing summary of the Contribution Agreement and other contribution agreements is qualified in its entirety by reference to Exhibit B hereto.

Item 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons and other WCAS Investors acquired the Common Stock that is the subject of this statement as part of the reorganization of Valor, VTC and VTS pursuant to the Contribution Agreement.

          The information set forth under Items 3 and 6 is hereby incorporated by this reference.

          Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Valor, or the disposition of securities of Valor; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Valor or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Valor or any of its subsidiaries; (d) any change in the present Board of Directors or management of Valor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Valor;
(f) any other material change in Valor's business or corporate structure; (g) any changes in Valor's charter or by-laws or other actions which may impede the acquisition or control of Valor by any person; (h) causing a class of securities of Valor to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Valor to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information below is based on a total of 70,833,333 shares of Common Stock outstanding as set forth in the prospectus dated February 8, 2005 filed by Valor pursuant to Rule 424(b)(4).

(a)

CUSIP No. 9020255 10 6                                        Page 8 of 11 Pages

          WCAS IX and IX Associates
          -------------------------

          WCAS IX directly beneficially owns 10,422,599 shares of Common Stock, or approximately 14.7% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to indirectly beneficially own the securities owned by WCAS IX.

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII directly beneficially owns 10,368,552 shares of Common Stock, or approximately 14.6% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to indirectly beneficially own the securities owned by WCAS VIII.

          CP III and CP III Associates
          ----------------------------

          CP III directly beneficially owns 1,380,897 shares of Common Stock, or approximately 2.0% of the Common Stock outstanding. CP III Associates, as the general partner of CP III, may be deemed to indirectly beneficially own the securities owned by CP III.

          WCAS
          ----

          WCAS directly beneficially owns 845 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          Managing Members of IX Associates, VIII Associates, CP III Associates and Controlling Stockholders of

          WCAS
          ----

          (i) Patrick J. Welsh directly beneficially owns 128,611 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 128,611 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 128,611 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 128,611 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci directly beneficially owns 64,067 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 37,236 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally directly beneficially owns 27,252 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Jonathan M. Rather directly beneficially owns 2,112 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) D. Scott Mackesy directly beneficially owns 929 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 9020255 10 6                                        Page 9 of 11 Pages

          (x) Sanjay Swani directly beneficially owns 2,114 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) John D. Clark directly beneficially owns 760 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) James R. Matthews does not directly beneficially own any shares of Common Stock.

          (xiii) Sean M. Traynor directly beneficially owns 1,267 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiv) John Almeida, Jr. directly beneficially owns 887 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of IX Associates, VIII Associates and CP III Associates and the controlling stockholders of WCAS may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX, WCAS VIII, CP III and WCAS, respectively. Each of the managing members of IX Associates, VIII Associates and CP III Associates and the controlling stockholders of WCAS disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of IX Associates, VIII Associates and/or CP III Associates, and/or as a controlling stockholder of WCAS, as the case may be, in the securities owned by WCAS IX, WCAS VIII, CP III and/or WCAS.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          Following the Issuer's initial public offering of Common Stock and execution of the Contribution Agreement and related contribution agreements, Valor, the WCAS Investors, the Vestar Investors, and certain additional investors listed on the signature pages thereto (collectively, the "Investors") entered into a Securityholders' Agreement dated as of February 14, 2005 (the "Securityholders' Agreement"), pursuant to which, subject to the requirements of applicable law and the rules and regulations of any applicable securities exchange, system or market on which the securities of Valor may from time to time be traded, listed or included for trading that would preclude any such person serving in any capacity described below, each of the WCAS Investors and the Vestar Investors agreed to vote all of such investor's Common Stock and any other voting securities of Valor over which such investor has voting control, to the extent any such securities can be voted for any such purpose, and Valor agreed to take all necessary and desirable actions within its control to support the nomination of such designees (including, without limitation, naming and supporting the election of such designees on Valor's proxy statements), such that:

three (3) of Valor's directors shall be designated by the persons holding a majority of Common Stock held by all the WCAS Investors (the "WCAS Designees"), and each of the Vestar Investors shall vote in favor of the WCAS Designees; provided, however, that the number of WCAS Designees shall be reduced (x) by one
(1) to the extent that the WCAS Investors own at least twenty-two percent (22%) but less than forty-four percent (44%) of their Original Holdings, (y) by two
(2) to the extent that the WCAS Investors own less than twenty-two percent (22%) of their Original Holdings and (z) by three (3) to the extent that the WCAS Investors no longer own any Common Stock;

two (2) of Valor's directors shall be designated by the persons holding a majority of Common Stock held by the Vestar Investors (the "Vestar Designees"), and each of the WCAS Investors shall vote in favor of the Vestar

CUSIP No. 9020255 10 6                                       Page 10 of 11 Pages

Designees; provided, however, that the number of Vestar Designees shall be reduced (y) by one (1) to the extent that the Vestar Investors own less than fifty percent (50%) of their Original Holdings and (z) by two (2) to the extent that the Vestar Investors no longer own any Common Stock;

any committees of the Board shall consist of at least one WCAS Designee (for so long as the WCAS Investors own any Common Stock) and one Vestar Designee (for so long as the Vestar Investors own any Common Stock);

in the event that any WCAS Designee or Vestar Designee for any reason ceases to serve as a member of the Board or any committee thereof during such representative's term of office, the resulting vacancy on the Board or committee shall be filled by a representative (other than a representative who previously served on such Board and was removed by the Board for cause) designated by the Investors that have the right to designate the director who ceases to serve; and

the voting provisions granted to the WCAS Investors and Vestar Investors shall apply to persons designated by the applicable Investor group, regardless of how the person who is designated is ultimately nominated for or otherwise submitted to the stockholders of Valor for election to the Board.

The foregoing summary of the Securityholders' Agreement is qualified in its entirety by reference to Exhibit C hereto.

In connection with the Issuer's initial public offering of Common Stock, Valor and the certain of the Investors, including the WCAS Investors, entered into a Purchase Agreement dated February 8, 2005 (the "Purchase Agreement"), pursuant to which the Investors party thereto, including the WCAS Investors, granted an option to the Underwriters (as defined therein) to purchase up to an aggregate 4,406,250 shares of Common Stock. If not exercised, this option will expire on March 10, 2005. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to Exhibit D hereto.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A.   Joint Filing Agreement

          B.   Form of Contribution Agreement, incorporated by reference to
               Exhibit 2.1 to Valor's Registration Statement on Form S-1 filed on February 3, 2005.

          C.   Form of Securityholders' Agreement, incorporated by reference to
               Exhibit 4.2 to Valor's Registration Statement on Form S-1 filed on February 3, 2005.

          D.   Form of Purchase Agreement, incorporated by reference to Exhibit
               1.1 to Valor's Registration Statement on Form S-1 filed on February 3, 2005.

CUSIP No. 9020255 10 6                                       Page 11 of 11 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                By: WCAS IX Associates, L.L.C., General Partner

                                By:/s/Jonathan M. Rather
                                   Managing Member


                                WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                By: WCAS VIII Associates, LLC, General Partner

                                By:/s/Jonathan M. Rather
                                   Managing Member


                                WCAS CAPITAL PARTNERS III, L.P.
                                By: WCAS CP III Associates, LLC, General Partner

                                By: /s/Jonathan M. Rather
                                   Managing Member


                                WCAS MANAGEMENT CORPORATION

                                By: /s/Jonathan M. Rather
                                    Vice President, Secretary and Treasurer

                                                                       Exhibit A

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D
                         ------------------------------


          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 24, 2005

                                WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                By: WCAS IX Associates, L.L.C., General Partner

                                By:/s/Jonathan M. Rather
                                   Managing Member


                                WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                By: WCAS VIII Associates, LLC, General Partner

                                By:/s/Jonathan M. Rather
                                   Managing Member


                                WCAS CAPITAL PARTNERS III, L.P.
                                By: WCAS CP III Associates, LLC, General Partner

                                By: /s/Jonathan M. Rather
                                   Managing Member


                                WCAS MANAGEMENT CORPORATION

                                By: /s/Jonathan M. Rather
                                    Vice President, Secretary and Treasurer